                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                            PHOENIX TECHNOLOGIES LTD.
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                   719153-10-8
                                 (CUSIP Number)

                              F. THOMAS DUNLAP, JR.
                  VICE PRESIDENT, GENERAL COUNSEL AND SECRETARY
                                INTEL CORPORATION
                         2200 MISSION COLLEGE BOULEVARD
                              SANTA CLARA, CA 95052
                            TELEPHONE: (408) 765-8080
                 (Name, Address, and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                FEBRUARY 15, 1996
                          (Date of Event which Requires
                            Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with this statement /X/.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

                           SCHEDULE 13D                            Page 2 of ___


--------------------------------------------------------------------------------
1.  NAME OF REPORTING PERSON                                Intel Corporation
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE              94-1672743
    PERSON
--------------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A                       (a) / /
    GROUP                                                            (b) / /
--------------------------------------------------------------------------------
3.  SEC USE ONLY
--------------------------------------------------------------------------------
4.  SOURCE OF FUNDS                                                   WC
--------------------------------------------------------------------------------
5.  CHECK BOX IF DISCLOSURE OF LEGAL                                     / /
    PROCEEDINGS IS REQUIRED PURSUANT  TO ITEM
    2(d) OR 2(e)
--------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION                             Delaware
--------------------------------------------------------------------------------
NUMBER OF         7.       SOLE VOTING POWER                         894,971
SHARES
BENEFICIALLY      8.       SHARED VOTING POWER                       N/A
OWNED BY
EACH              9.       SOLE DISPOSITIVE POWER                    894,971
REPORTING
PERSON WITH       10.      SHARED DISPOSITIVE POWER                  N/A
--------------------------------------------------------------------------------
11.          AGGREGATE AMOUNT BENEFICIALLY OWNED BY                  894,971
             EACH REPORTING PERSON
--------------------------------------------------------------------------------
12.          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW                    /X/
             (11) EXCLUDES CERTAIN SHARES
--------------------------------------------------------------------------------
13.          PERCENT OF CLASS REPRESENTED BY AMOUNT IN                   5.9%
             ROW (11)
--------------------------------------------------------------------------------
14.          TYPE OF REPORTING PERSON                                    CO
--------------------------------------------------------------------------------

                           SCHEDULE 13D                            Page 3 of ___

ITEM 1.    SECURITY AND ISSUER.

         (a)  Name and Address of Principal Executive Offices of Issuer:

                       Phoenix Technologies Ltd.
                       2770 De La Cruz Boulevard
                       Santa Clara, California 95050

         (b)  Title and Class of Equity Securities:      Common Stock


ITEM 2.    IDENTITY AND BACKGROUND.

         (a)  Name of Person Filing:     Intel Corporation

                                         The executive officers and directors
                                         of Intel Corporation are set forth
                                         on Appendix A hereto.

         (b)  Principal Business:  Manufacturer of microcomputer components, modules and systems

         (c)  Address of Principal Business and Principal Office:

                       2200 Mission College Boulevard
                       Santa Clara, CA 95052-8119

         (d)  Criminal Proceedings:

                       During the last five years neither the Reporting Person nor any officer or director of the Reporting Person has been convicted in any criminal proceeding.

         (e)  Civil Proceedings:

                       During the last five years neither the Reporting Person nor any officer or director of the Reporting Person has been party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person would have been subject to any judgment, decree or final order enjoining future violations of or prohibiting or mandating activities subject to Federal or State securities laws or finding any violation with respect to such laws.

         (f)  State of Incorporation:    Delaware


ITEM 3.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                  Funds for the purchase of the securities are derived from the Reporting Person's working capital.


ITEM 4.    PURPOSE OF THE TRANSACTION.

                  The Reporting Person acquired the Common Stock and the Warrant (as described in Item 5(c), below) as an investment and in connection with a technology agreement between the Issuer and the Reporting Person pursuant to which the Issuer will become a principal supplier of certain system-level software for certain products of the Reporting Person. In addition to the 894,971 shares of Common Stock of the Issuer acquired by the Reporting Person, the Reporting Person also acquired a warrant (the "Warrant") to purchase up to 1,073,965 shares of Common Stock of the Issuer. The Reporting Person paid an aggregate of $354,408.45 for the Warrant. The

                           SCHEDULE 13D                            Page 4 of ___


           shares of Common Stock subject to the Warrant vest and become exercisable over a period of five years, pursuant to a schedule set forth in the Warrant. The exercise price for the shares increases each year that the Warrant is in effect, pursuant to a schedule set forth in the Warrant. The Warrant expires on April 30, 2001.

ITEM 5.    INTERESTS IN SECURITIES OF THE ISSUER.

         (a)      Number of Shares Beneficially Owned:       894,971 shares*

                  Right to Acquire:                                0 shares*

                  Percent of Class:
                                       5.9% (based upon 15,104,977 shares of
                                       common stock outstanding, determined from representations made by the Issuer to the Reporting Person in connection with the closing under the Purchase Agreement (as defined below)*

         (b)      Sole Power to Vote, Direct the
                  Vote of, or Dispose of Shares:             894,971 shares*


         (c)      Recent Transactions:

                  On February 15, 1996, pursuant to the terms of that certain Common Stock and Warrant Purchase Agreement dated as of December 18, 1995 (the "Purchase Agreement"), the Reporting Person purchased (i) 894,971 newly issued shares of Common Stock of the Issuer at a price per share of $11.70625, and
                  (ii) the Warrant to purchase up to 1,073,965 shares of Common Stock. See the Purchase Agreement and the Warrant, each of which has been filed as an Exhibit hereto, for additional details.

         (d)      Rights with Respect to Dividends
                  or Sales Proceeds:                                     N/A

         (e)      Date of Cessation of Five Percent
                  Beneficial Ownership:                                  N/A

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                  Pursuant to the Investor Rights Agreement between the Reporting Person and the Issuer, the Reporting Person has, under certain circumstances, various rights related to (a) registration of the
--------------
    *Does not include the additional shares (up to 1,073,965) of Common Stock that the Reporting Person has a right to acquire pursuant to the Warrant (as defined and described in Item 4). Such shares are not beneficially owned by the Reporting Person under Rule 13d-3 because the Reporting Person does not have a right to acquire such shares within the next 60 days.

                           SCHEDULE 13D                            Page 5 of ___

           Common Stock that the Reporting Person owns, (b) participation in future sales and issuances of securities by the Issuer, (c) maintaining its ownership percentage in the Issuer, and (d) the opportunity to acquire the Issuer or certain assets of the Issuer if the Issuer seeks other offers or receives certain unsolicited offers. The Reporting Person has certain standstill obligations relating to its acquisition of shares of Common Stock of the Issuer and certain restrictions on its voting rights. The Purchase Agreement also contains certain restrictions on transfer of the Common Stock by the Reporting Person. See the Investor Rights Agreement, attached as an Exhibit hereto, for a further description of these provisions.

ITEM 7.    MATERIAL TO BE FILED AS EXHIBITS.

         Exhibit 1 Phoenix Technologies Ltd. Common Stock and Warrant Purchase Agreement, of December 18, 1995, between Phoenix Technologies Ltd. and Intel Corporation (incorporated by reference to Exhibit 10.25 to Phoenix Technologies Ltd.'s Form 10-Q for the quarter ended December 31, 1995).

         Exhibit 2 Warrant to Purchase Shares of Common Stock of Phoenix Technologies Ltd., dated February 15, 1996.

         Exhibit 3 Investor Rights Agreement, dated December 18, 1995, between Phoenix Technologies Ltd. and Intel Corporation.

         Exhibit 4 Agreement, dated December 18, 1995, between Intel Corporation and Phoenix Technologies Ltd. (incorporated by reference to Exhibit 10.24 to Phoenix Technologies Ltd.'s Form 10-Q for the quarter ended December 31, 1995) (confidential treatment requested).

         Exhibit 5 Press Release of Phoenix Technologies Ltd., dated December 18, 1995.

         Exhibit 6 Press Release of Phoenix Technologies Ltd., dated February 15, 1996.


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                           SCHEDULE 13D                            Page 6 of ___


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of February 23, 1996.

                                            INTEL CORPORATION


                                            By:
                                               ---------------------------------
                                               F. Thomas Dunlap, Jr.
                                               Vice President, General Counsel
                                               and Secretary

                           SCHEDULE 13D                            Page 7 of ___


                                   APPENDIX A

                                    DIRECTORS

         The following is a list of all Directors of Intel Corporation and certain other information with respect to each Director. All Directors are United States citizens.

Name:                                 Craig R. Barnett

Business Address:                     2200 Mission College Boulevard, Santa
                                      Clara, CA 95052

Principal Occupation:                 Executive Vice President and Chief
                                      Operating Officer of Intel Corporation

Name, principal business and          Intel Corporation, a manufacturer of
address of corporation or other       microcomputer components,modules and
organization on which employment is   systems.
conducted:                            2200 Mission College Boulevard
                                      Santa Clara, CA 95052

Name:                                 Winston H. Chen

Business Address:                     Paramitas Foundation, 3945 Freedom Circle,
                                      Suite 760, Santa Clara, CA 95054

Principal Occupation:                 Chairman of Paramitas Foundation

Name, principal business and          Paramitas Foundation, a charitable
address of corporation or other       foundation.
organization on which employment is   3945 Freedom Circle, Suite 760
conducted:                            Santa Clara, CA 95054

Name:                                 Andrew S. Grove

Business Address:                     2200 Mission College Boulevard, Santa
                                      Clara, CA 95052

Principal Occupation:                 President and Chief Executive Officer of
                                      Intel Corporation

Name, principal business and          Intel Corporation, a manufacturer of
address of corporation or other       microcomputer components, modules and
organization on which employment is   systems.
conducted:                            2200 Mission College Boulevard
                                      Santa Clara, CA 95052

                           SCHEDULE 13D                            Page 8 of ___

Name:                                 D. James Guzy

Business Address:                     295 North Bernardo, Mountain View, CA
                                      94043

Principal Occupation:                 Chairman of The Arbor Company

Name, principal business and          The Arbor Company, a limited partnership
address of corporation or other       engaged in the electronics and computer
organization on which employment is   industry.
conducted:                            295 North Bernardo
                                      Mountain View, CA 94043

Name:                                 Gordon E. Moore

Business Address:                     2200 Mission College Boulevard, Santa
                                      Clara, CA 95052

Principal Occupation:                 Chairman of the Board of Intel Corporation

Name, principal business and          Intel Corporation, a manufacturer of
address of corporation or other       microcomputer components, modules and
organization on which employment is   systems.
conducted:                            2200 Mission College Boulevard
                                      Santa Clara, CA 95052

Name:                                 Max Palevsky

Business Address:                     924 Westwood Boulevard, Suite 700, Los
                                      Angeles CA 90024

Principal Occupation:                 Industrialist

Name, principal business and          Self-employed.
address of corporation or other
organization on which employment is
conducted:

Name:                                 Arthur Rock

Business Address:                     One Maritime Plaza, Suite 1220, San
                                      Francisco, CA 94111

Principal Occupation:                 Venture Capitalist

Name, principal business and          Arthur Rock and Company, a venture capital
address of corporation or other       firm.
organization on which                 One Maritime Plaza, Suite 1220
employment is conducted:              San Francisco, CA 94111

                           SCHEDULE 13D                            Page 9 of ___


Name:                                 Jane E. Shaw

Business Address:                     c/o Intel Corporation
                                      2200 Mission College Boulevard
                                      Santa Clara, CA 95052

Principal Occupation:                 Founder of the Stable Network, a
                                      biopharmaceutical consulting company

Name, principal business and          c/o Intel Corporation
address of corporation or other       2200 Mission College Boulevard
organization on which employment is   Santa Clara, CA 95052
conducted:

Name:                                 Leslie L. Vadasz

Business Address:                     2200 Mission College Boulevard, Santa
                                      Clara, CA 95052

Principal Occupation:                 Senior Vice President, Director, Corporate
                                      Business Development, Intel Corporation

Name, principal business and          Intel Corporation, a manufacturer of
address of corporation or other       microcomputer components, modules and
organization on which employment is   systems.
conducted:                            2200 Mission College Boulevard
                                      Santa Clara, CA 95052

Name:                                 David B. Yoffie

Business Address:                     Harvard Business School, Soldiers Field
                                      Park 1-411, Boston, MA 92163

Principal Occupation:                 Max and Doris Starr, Professor of
                                      International Business Administration

Name, principal business and          Harvard Business School, an educational
address of corporation or other       institution.
organization on which employment is   Harvard Business School
conducted:                            Soldiers Field Park 1-411
                                      Boston, MA 92163

Name:                                 Charles E. Young

Business Address:                     405 Hilgard Avenue, Los Angeles, CA 90024

Principal Occupation:                 Chancellor

Name, principal business and          University of California at Los Angeles,
address of corporation or other       an educational institution.
organization on which employment is   405 Hilgard Avenue
conducted:                            Los Angeles, CA 90024

                           SCHEDULE 13D                            Page 10 of __


                               EXECUTIVE OFFICERS

              The following is a list of all executive officers of Intel Corporation excluding executive officers who are also directors. Unless otherwise indicated, each officer's business address is 2200 Mission College Boulevard, Santa Clara, CA 95952-8119, which address is Intel Corporation's business address. All executive officers are United States citizens.

Name:         G. Carl Everett, Jr.
Title:        Senior Vice President; General Manager, Desktop Products
              Group

Name:         Frank C. Gill
Title:        Senior Vice President; General Manager, Intel Products Group
Address:      5200 N.E. Elam Young Parkway, Hillsboro, OR 97124-6497

Name:         David L. House
Title:        Senior Vice President; General Manager, Enterprise Server
              Group

Name:         Paul S. Otellini
Title:        Senior Vice President; Director, Sales

Name:         Gerhard S. Parker
Title:        Senior Vice President, General Manager, Technology and
              Manufacturing Group

Name:         Robert W. Reed
Title:        Senior Vice President; General Manager, Semiconductor
              Products Group

Name:         Ronald J. Whittier
Title:        Senior Vice President; General Manager, Content Group

Name:         Albert Y. C. Yu
Title:        Senior Vice President; General Manager, Microprocessor
              Products Group

Name:         Michael A. Aymar
Title:        Vice President; General Manager, Desktop Products Group

Name:         Andy D. Bryant
Title:        Vice President and Chief Financial Officer

Name:         Dennis L. Carter
Title:        Vice President; Director, Corporate Marketing Group

Name:         Sunlin Chou
Title:        Vice President; Director, Components Technology Development
Address:      5200 N.E. Elam Young Parkway, Hillsboro, OR 97124-6497

Name:         Jean-Claude Cornet
Title:        Vice President; Director, Microprocessor Technology

Name:         F. Thomas Dunlap
Title:        Vice President; General Counsel and Secretary

Name:         Kirby A. Dyess
Title:        Vice President; Director, Human Resources

Name:         Carlene M. Ellis
Title:        Vice President; Director, Information Technology

                           SCHEDULE 13D                            Page 11 of __


Name:               Hans G. Geyer
Title:              Vice President; General Manager, European Operations

Name:               Thomas L. Hogue
Title:              Vice President; Director, Corporate Materials and Services

Name:               Harold E. Hughes, Jr.
Title:              Vice President; Director, Planning and Logistics

Name:               Robert T. Jenkins
Title:              Vice President; Director, Corporate Licensing

Name:               D. Craig Kinnie
Title:              Vice President; Director, Intel Architecture Laboratories

Name:               Edward A. Masi
Title:              Vice President; General Manager, Server Systems Product
                    Development
Address:            5200 N.E. Elam Young Parkway, Hillsboro, OR 97124-6497

Name:               Avram C. Miller
Title:              Vice President; Director, Business Development

Name:               Stephen P. Nachtsheim
Title:              Vice President; General Manager, Mobile/Handheld Products
                    Group

Name:               Arvind Sodhani
Title:              Vice President and Treasurer

Name:               Michael R. Splinter
Title:              Vice President; General Manager, Components Manufacturing
Address:            4100 Sara Boulevard, Rio Rancho, NM 87124

                           SCHEDULE 13D                            Page 12 of __


                                  EXHIBIT INDEX

                                                                                               SEQUENTIALLY
                                                                                                 NUMBERED
EXHIBIT NO.         DOCUMENT                                                                       PAGE
-----------         -----------------------------------------------------------------------    ------------
Exhibit 1           Phoenix Technologies Ltd. Common Stock and Warrant Purchase Agreement,          --
                    dated December 18, 1995, between Phoenix Technologies Ltd. and Intel
                    Corporation (incorporated by reference to Exhibit 10.25 to Phoenix
                    Technologies Ltd.'s Form 10-Q for the quarter ended December 31, 1995).

Exhibit 2           Warrant to Purchase Shares of Common Stock of Phoenix Technologies
                    Ltd., dated February 15, 1996.

Exhibit 3           Investor Rights Agreement, dated December 18, 1995, between Phoenix
                    Technologies Ltd. and Intel Corporation.

Exhibit 4           Agreement, dated December 18, 1995, between Intel Corporation and               --
                    Phoenix Technologies Ltd. (incorporated by reference to Exhibit 10.24 to Phoenix Technologies Ltd.'s Form 10-Q for the quarter ended
                    December 31, 1995) (confidential treatment requested).

Exhibit 5           Press Release of Phoenix Technologies Ltd., dated December 18, 1995.

Exhibit 6           Press Release of Phoenix Technologies Ltd., dated February 15, 1996.
